July 7, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:

Lily Dang, Accountant
Melissa Campbell Duru, Attorney

Re:	Terax Energy, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 25, 2006
File No. 333-132308
Form 10-KSB for the Fiscal Year Ended June 30, 2005
File No. 333-72230
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
File No. 333-72230

Dear Ms. Dang:

          As suggested in its letter of the reviewing Staff of the Commission (the “Staff”) dated June 9, 2006 relating to Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”), Amendment No. 1 to Form 10-KSB for fiscal year ended June 30, 2005 and Amendment No. 1 to Form 10-QSB for the fiscal quarter ended March 31, 2006 of Terax Energy, Inc. (“Terax” or the "Company"), we are supplementally submitting this letter and attached redline pages of the relevant filings for your review. In response to the Staff’s comments in its June 9, 2006 letter, on behalf of the Company, we respond as follows:

General

1.

Please revise the accounting and disclosures in your registration statement to the extent necessary to comply with all applicable comments written on your transitional and interim reports. Similarly, any revisions to your transitional report should be taken into account when revising your subsequent interim reports to ensure that information is presented in your filings in a consistent manner.

Response:

We will take into account all revisions to ensure that all information is presented in the filings in a consistent manner.

2.	We suggest that you consult with us prior to amending your periodic reports in response to comments in this letter to ensure you have properly made all necessary revisions to address the matters we have brought to your attention.

Exhibits, page 59

3.

We are advising you on certain matters that may require changes to the audit opinions that are included along with your financial statements. Please ensure that any revisions to dates of coverage are considered when requesting updated consents from your auditors, as these have been referenced in the consents previously provided.

Response:

We will ensure that all revisions to the date of coverage is reflected in the consents which will be filed as exhibits to the Registration Statement.

Form 10-KSB/A1 for the Transition Period from January 1, 2005 to June 30, 2005 Explanatory Note

4.

Please revise your note to state that you are amending your Form l0-KSB for the transition period from January 1, 2005 to June 30, 2005, rather than the “fiscal year ended June 30, 2005,” and that you have clarified that the acquisition of EEI was accounted for, as an acquisition of assets, because it was not a business.

Response:

We have revised the explanatory note to clarify that the Company is amending the Form 10-KSB for the transition period from January 1, 2005 to June 30, 2005.

Financial Statements

Reports of Independent Registered Public Accounting Firms, pages F-I and F-2

5.

We note that in response to prior comment 5, you arranged for your current auditors, Malone & Bailey, PC, to revise the introductory and opinion paragraphs of their audit report to indicate that reliance was placed on the work of your prior auditors, Beckstead and Watts, LLP, in rendering an audit opinion on the financial statements covering the period from inception through December 31, 2005.

However, your auditors did not indicate similar reliance in the scope paragraph of the audit report as would ordinarily, be required by AU Section 543.07, nor did they revise the opinion paragraph of their audit report to specify the periods of your results of operations and cash flows that their opinion covered, as we had previously advised would be necessary to comply with Regulation S- X, Rule 2-02 (c) (1).

We also note that while your current auditors are indicating reliance has been placed on ‘the work of your prior auditors in extending audit covering the cumulative information, your prior auditors removed from their report the reference to their audit of your financial statements for the period from October 17, 2000 (Date of Inception) to December 31,2004. As we explained in prior comment 6, under this scenario language pertaining to the audit of the cumulative information needs to be retained in the prior auditors report, provided they have agreed to reissue their audit opinion.

2

Until these matters are resolved, your filing would not be appropriately regarded as compliant with the reporting required under Item 310(a) of Regulation S-B.

Response:

Our auditors have revised their reports in accordance with your comments.

Note 3 - Stockholders’ Equity, page F-9

6.

We note that in response to prior comment 7, you revised your disclosure to explain that you accounted for assets received in the EEI acquisition at the sellers’ cost, although you also explain that value ascribed to the shares was determined based on an assessed value that you and the sellers agreed upon, reasoning that at the time of the sale, there was no market for your common stock.

As it appears that your common stock was quoted on the OTC Bulletin Board at $0.51 per share (tire-split) on the June 1, 2005 closing date of your Share Purchase Agreement, further disclosure covering the basis for your assertion of there being no market would be appropriate (e.g. if trading volume is a factor underlying this view, develop that point by quantifying both volume and the length of time the condition persisted).

Additionally, please clarify in, your disclosure, where you removed reference to the purchase method that suggested you had acquired a business, to explain that you accounted for the EEI acquisition as an “asset” acquisition; and resolve the conflicting message about the basis for your valuation (i.e. indicate whether you negotiated on the value of the shares, or simply assigned the sellers’ cost), while also clarifying how you determined that the agreed-upon value was representative of fair value, as would be necessary to comply with the guidance in paragraph 8 of SFAS 123.

Response:

The Company has revised to disclose the acquisition of the EEI assets was accounted for based on management’s assessment of the fair value of $1,590,000 of the undeveloped oil and gas leases acquired, taking into consideration the following: (i) EEI’s acquisition cost, since Sellers had recently acquired the undeveloped oil and gas leases in the period immediately preceding our acquisition of EEI; and (ii) at the time of the sale there was a limited trading market and sporadic trading in our common stock. Management concluded that the fair value of the oil and gas leases acquired was more reliably measurable and representative of the fair value of the shares issued to the Sellers than the trading price of the Company’s common stock at the closing date of the Share Purchase Agreement.

Note 4— Management Stock Bonus Plan page F-9

7.

We have read the disclosure you added in response to prior comment 9, regarding the shares placed into escrow under your Management Group Stock Pool Agreement, explaining that “while in escrow the shares were treated as part of the Company’s issued and outstanding shares with no change in accounting treatment.” Please further expand your disclosure to clarify how shares held in escrow are handled in computing your measures of earnings per share, sufficiently to understand how your accounting compares to that required under paragraph 10 and footnote 5 of SFAS 128 for contingently issuable shares.

Response:

The Company has revised to disclose that the shares placed in escrow pursuant to the

3

Management Group Stock Pool Agreement were treated as part of the Company’s issued and outstanding shares but not included in the computation of earnings per share. The Company has also revised the computation of its earnings per share for the relevant periods.

Form l0-QSB/Al for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Note 2 -Stockholder’s Equity, page 8

Sale of Securities, page 8

8.

We note your response to prior comment 12, explaining that there were no liquidated damage provisions related to the 739,000 units issued in 2005, and that your obligations were limited to you filing a registration statement by March 14, 2006 and using your best efforts to have the registration statement, declared effective. As such, you have concluded that the warrants issued in connection with these 2005 units are properly classified as equity instruments. Please add this explanation to your disclosure. Additionally, please clarify whether the agreement specifics any circumstances under which net cash settlement is permitted or required if you cannot deliver registered shares. If there is no such specification, clarify how the agreement is settled if you cannot deliver registered shares.

Additionally, we note that you continue to use the term “accepted subscriptions” when referring to the 739,000 units, rather that indicating units have been issued. Please expand your disclosure to clarify whether these units have ‘been issued, and whether there are any provisions that would cause the proceeds you have received on subscription to be subject to refund. We reissue prior comment 12.

Response:

The Company has revised to disclose that the Company is not obligated to pay any liquidated damages or settle in cash in the event the Registration Statement which includes the shares underlying the Units issued in 2005 is not declared effective.

The Company has also revised to disclose that it has issued 739,000 units.

9.

We note your disclosure explaining that you account for the warrants issued in your February 7, 2006 private placement as a derivative liability. Please expand your disclosure to clarify that in recording your derivatives at fair value on each subsequent balance sheet date, any change in the fair value of your derivatives will be recorded as a gain or loss in your statements of operations. Additionally, clarify that the resulting unrealized change in fair value of $5.6 million from February 7, 2006 was recorded with the “statement of operations as a loss on derivative liability,” rather than “statement of expenses derivative liability,” to be consistent with your labeling of. Ensure that you have provided disclosure addressing the balance of the $l3,115,985 charge in this line item.

Response:

The Company has revised the 10-QSB/A in accordance with your comment. See page 6 of the 10-QSB/A.

4

Management Stock and Option Grants, page 10

10.

We note your response to our prior comment 11 stating that the criteria for your CEO and CEO to earn the stock bonus were determined by the Board on February 27, 2006. However, you continue to disclose in the second paragraph under this heading that the criteria were to be determined at a later date. Clarify for us which statement is true; revise your disclosure to discuss the criteria that the company must meet in order for your CEO and CEO to earn the stock bonus, if they have been determined.

Response:

The Company has revised to delete reference to criteria for the 500,000 shares issued to its CEO on November 15, 2005 as a stock bonus. The Company has also revised its disclosure to clarify that holders of the stock and option grants discussed under the heading “Management Stock and Option Grants” agreed to waive their rights to such stock and option grants provided that the Company’s shareholders approved its 2006 Incentive Stock Plan. Upon the approval in May 2006 of the 2006 Incentive Stock Plan by shareholders owning a majority of the Company Stock, the holders waived their rights to the stock and option grants.

Plan of Operations

Satisfaction of Cash Obligations for the Next 12 Months, page 17

11.

We note that in response to prior comment 15, you added disclosure about the circumstances under which you would make lease payments, royalty payments, or return the leases to the leaseholder. However, we continue to believe that you should also include quantifications of the lease payments required (e.g. the additional lump sum amounts that would be necessary to extend the leases for two more years if you are not able to establish production in the primary term), and to provide the appropriate context for this information, such as the duration of the primary terms, beyond the date of your report, and royalty payment percentages you would pay if you were able to successfully commence production. We reissue prior comment 15.

Response:

We have included a table which sets forth the maximum lease option payments by quarter that would be required to be made by the Company if it were to choose to extend the leases. See page 14 of the 10-QSB/A.

                 We trust that this letter appropriately addresses the issues raised by your recent comment letter. If you have any questions, please contact the undersigned at (212) 930-9700.

Thank you in advance for your prompt review and assistance.

Very truly yours, Marcelle S. Balcombe

5

I.	FOLLOWING ARE THE CHANGES TO THE FORM 10-KSB

EXPLANATORY NOTE

This annual report on Form 10-KSB/A ("Form 10-KSB/A") is being filed to amend our annual report on Form 10-KSB/A for the transition period from January 1, 2005 to June 30, 2005 (the “Original Form 10-KSB”), which was originally filed with the Securities and Exchange Commission (“SEC”) on August 18, 2005. Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Form 10-QKSB/A contains current dated certifications from the Principal Executive Officer and the Principal Financial Officer.

We have obtained revised Reports of Independent Registered Public Accounting Firms to clarify periods covered by their opinions. In addition, we have clarified that the acquisition of Erath Energy, Inc. was accounted for as an acquisitionof assets because it was not a business. We have also clarified the disclosures regarding (i) the cancellation of 99,650,000 shares cancelled on June 13, 2005 which were previously held by an officer; and (ii) the treatment of 5,500,000 shares held in escrow pursuant to the Management Stock Bonus Plan. We have also revised the weighted average number of shares outstanding in our Consolidated Statements of Operations, basic and diluted, for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003.

We have not updated the information contained herein for events occurring subsequent to August 19, 2005, the filing date of the Original Form 10-KSB.

Acquisition of Erath Energy Inc.

On May 31, 2005, we entered into a Share Purchase Agreement with Holywell Technological Investments Ltd. and First Finance Limited (collectively, the “Sellers”) pursuant to which we acquired all of the issued and outstanding securities of Erath Energy Inc. (“EEI”) from the Sellers. EEI is a Delaware corporation, the sole assets of which consist of approximately 30 oil and gas leasehold interests located in Erath County, Texas comprising approximately 10,600 gross acres and cash of $79,443. Because EEI's assets consisted solely of leases and cash, and because EEI had not conducted any operations other than lease acquisitions, we accounted for this transaction as an asset acquisition.

The Share Purchase Agreement closed on June 1, 2005. As consideration for the acquisition, we issued to the Sellers an aggregate of 318,000 pre-split (1,590,000 post-split) shares of common stock. In addition, we covenanted to cause our outstanding common stock to be forward split on the basis of five shares for each one outstanding common share. The forward split was completed on June 13, 2005. All share figures in the report have been adjusted to reflect this forward split. Prior to the closing of the Share Purchase Agreement, the Sellers did not own any shares of our common stock. However, the spouse of one of the Sellers held 2,250,000 shares or approximately 1.6% of our issued and outstanding shares prior to the closing.

We were related to EEI by a common director.We accounted for the EEI acquisition based on management’s assessment of the fair value of $1,590,000 of the undeveloped oil and gas leases acquired, taking into consideration the following: (i) EEI’s acquisition cost, since Sellers had recently acquired the undeveloped oil and gas leases in the period immediately preceding our acquisition of EEI; and (ii) at the time of the sale there was a limited trading market and sporadic trading in our common stock. Accordingly, management concluded that the fair value of the oil and gas leases acquired was more reliably measurable and representative of the fair value of the shares issued to the Sellers than the trading price of our common stock at the closing date of the Share Purchase Agreement. Additionally, the Share Purchase Agreement provided that, in the event we do not close a financing with minimum gross proceeds of $5,000,000 at not less than $1.00 per share on or before July 31, 2005, the Sellers would have the right to repurchase EEI. Since we were able to close on a financing of $5,700,000 on August 8, 2005, as discussed below, this option was waived by the Sellers.

The common shares issued as consideration for EEI were offered and sold to the Sellers in an offshore transaction made in reliance upon the exemption from registration provided by Regulation S as the Sellers were not US Persons (as that term is defined in Regulation S).

Management Group Stock Pool

On June 7, 2005 we entered into a Management Group Stock Pool Agreement with our management, J. William Rhea, IV and Bill Chester, for the purpose of ensuring that our management has the proper incentives to enhance our performance. Pursuant to the terms of the Management Group Stock Pool Agreement, Messrs. Rhea and Chester placed the 5,500,000 shares of our common stock held by them into escrow, to either be released to them or returned to our treasury based upon certain reserve and per day production milestones more particularly described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” in Item 5, below.While in escrow, the shares remained in the names of Messrs. Rhea and Chester and were treated as part of our issued and outstanding shares but were not included in the computation of earnings per share. If and when these shares are returned to Messrs. Rhea and Chester, they will be included in the computation of earnings per share.

Return to Treasury

On June 13, 2005 Bill Chester returned to our treasury for cancellation without consideration a total of 99,650,000 shares of common stock. These shares were part of 105,225,000 shares issued from October 2000 through August 2003 which were acquired by Mr. Chester in March 2005 from one of our former officers. Of the 105,225,000 shares acquired by Mr. Chester in March 2005, Mr. Chester subsequently sold 5,000,000 to another officer of Terax. In June 2005, to facilitate our private placement offering, discussed below, Mr. Chester agreed to cancel 99,650,000 shares held by him and retained 500,000 shares which he subsequently deposited into escrow pursuant to the Management Stock Pool Agreement dated June 7, 2005. There were no additional terms with respect to such Mr. Chester’s agreement to cancel the 99,650,000 shares.

Financing

On August 8, 2005 we issued an aggregate of 570,000 Units (the “Units”)to seven investors at a price of $10.00 per Unit for gross proceeds to us of $5,700,000.

Liquidity and Capital Resources

There is limited historical financial information about our company upon which to base an evaluation of our performance. We are a development stage company and have not generated any revenues from operations.

Our continued existence and plans for future growth depend on our ability to obtain the capital necessary to operate, through the generation of revenue and the issuance of additional debt or equity. We will need to raise additional capital to fund normal operating costs and exploration efforts. If we are not able to generate sufficient revenues and cash flows or obtain additional or alternative funding, we will be unable to continue as a going concern.

At June 30, 2005 we had cash of $16,614 and working capital of $38,184. Subsequent to June 30, 2005, on August 8, 2005 we issued 570,000 units at $10.00 per unit for gross proceeds to us of $5,700,000. Each Unit consisted of eight shares of our common stock (each a “Unit Share”) and four non-transferable share purchase warrants (each a “Unit Warrant”). Each Unit Warrant is exercisable into one share of our common stock (each a “Warrant Share”) at a price of $1.75 until February 8, 2007, subject to acceleration as follows: in the event that the average closing price of our shares common stock on the OTC:BB or other, more senior exchange for the twenty previous trading days exceeds $2.25, and provided that an effective registration statement registering the resale of the Warrant Shares is then in effect, we may, by written notice, accelerate the expiry date of the Unit Warrants to thirty days after the date of such notice

We believe that we currently have sufficient working capital to pay for the additional leases in Erath and Comanche Counties, Texas, for which we have committed and to pay our administrative and general operating expenses through October 31, 2005. We will need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to fund our general and administrative expenses beyond October 31, 2005, and to implement the planned exploration and development program on our properties. Failure to obtain such additional financing will result in our inability to accelerate the planned exploration programs on our properties or to acquire additional properties.

We have no agreements or understandings with any person for additional financing.

Our oil and gas properties do not have any commercial production. We have no history of earnings or cash flow from our operations. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of our oil and gas properties, there is no assurance that any such activity will generate funds that will be available for operations.

We have not declared or paid dividends on our shares since incorporation and do not anticipate doing so in the foreseeable future.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Terax Energy, Inc.
(formerly Royal Phoenix)
(A Development Stage Company)
Austin, Texas

We have audited the accompanying consolidated balance sheet of Terax Energy, Inc. (“Terax”) as of June 30, 2005, and the related statements of operations, stockholders’ equity, and cash flows for the six-month period then ended and the period from October 17, 2000 (Date of Inception) to June 30, 2005. These financial statements are the responsibility of Terax’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statements of operations, stockholders’ equity, and cash flows of Terax for the period from October 17, 2000 (Date of Inception) to December 31, 2004. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this period, is based solely on the report of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Terax as of June 30, 2005, and the results of its operations and its cash flows for the six-month period then ended and the period from October 17, 2000 (Date of Inception) to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

August 5, 2005

/s/ Malone & Bailey, PC
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Beckstead and Watts, LLP
Certified Public Accountants

2425 Horizon Ridge Henderson, NV 89052 702.257.1984 702.362.0540 (fax)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of operations, stockholders' equity, and cash flows of Terax Energy, Inc., (formerly Royal Phoenix) (the "Company") (A Development Stage Company), for the years ended December 31, 2004 and 2003 and from October 17, 2000 (Date of Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Terax Energy, Inc., (formerly Royal Phoenix) (A Development Stage Company) for the years ended December 31, 2004 and 2003 and for the period from October 17, 2000 (Date of Inception) to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP
Beckstead and Watts, LLP
Henderson , NV

March 24, 2005

Terax Energy, Inc.
(formerly Royal Phoenix)
(a Development Stage Company)
Consolidated Statements of Operations

				October 17,
				2000
	Six months	For the Year Ended		(Inception)
	ended			to
	June 30,	December 31,		June 30,
	2005	2004	2003	2005

Revenue	$-	$-	$-	$-

Expenses:
General and administrative	56,949	7,661	4,500	89,059
expenses

Net (loss)	$(56,949)	$(7,661)	$(4,500)	$(89,059)

Weighted average number of common shares

outstanding – basic and fully diluted	133,858,094	144,255,000	123,733,356

Net (loss) per share – basic and fully diluted	$0.00	$0.00	$0.00

See accompanying summary of accounting policies and notes to consolidated financial statements.

Note 3 – STOCKHOLDERS’ EQUITY

On September 29, 2004 and again June 13, 2005, Terax approved forward stock splits of 3 for 1 and 5 for 1, respectively. All references to the number of shares issued and outstanding have been retroactively restated to reflect the forward split.

On October 17, 2000, Terax issued 1,500,000 shares to an officer as founders’ shares.

On October 18, 2000, Terax issued 37,500,000 shares for services valued at $7,500, and sold 67,500,000 shares for $13,500.

During July 2003, Terax sold 37,500,000 shares for $25,000.

During August 2003, Terax issued to its sole officer and director 225,000 shares for conversion of a $1,500 note payable.

On May 31, 2005, we entered into a Share Purchase Agreement with Holywell Technological Investments Ltd. and First Finance Limited (collectively, the “Sellers”) pursuant to which we acquired all of the issued and outstanding securities of Erath Energy Inc. (“EEI”) from the Sellers. EEI is a Delaware corporation, the sole assets of which consist of approximately 30 oil and gas leasehold interests located in Erath County, Texas comprising approximately 10,600 gross acres and cash of $79,443. Because EEI's assets consisted solely of leases and cash, and because EEI had not conducted any operations other than lease acquisitions, we accounted for this transaction as an asset acquisition.

The Share Purchase Agreement closed on June 1, 2005. As consideration for the acquisition, we issued to the Sellers an aggregate of 318,000 pre-split (1,590,000 post-split) shares of common stock. In addition, we covenanted to cause our outstanding common stock to be forward split on the basis of five shares for each one outstanding common share. The forward split was completed on June 13, 2005. All share figures in the report have been adjusted to reflect this forward split. Prior to the closing of the Share Purchase Agreement, the Sellers did not own any shares of our common stock. However, the spouse of one of the Sellers held 2,250,000 shares or approximately 1.6% of our issued and outstanding shares prior to the closing.

We were related to EEI by a common director. We accounted for the EEI acquisition based on management’s assessment of the fair value of $1,590,000 of the undeveloped oil and gas leases acquired, taking into consideration the following: (i) EEI’s acquisition cost, since Sellers had recently acquired the undeveloped oil and gas leases in the period immediately preceding our acquisition of EEI; and (ii) at the time of the sale there was a limited trading market and sporadic trading in our common stock. Accordingly, management concluded that the fair value of the oil and gas leases acquired was more reliably measurable and representative of the fair value of the shares issued to the Sellers than the trading price of our common stock at the closing date of the Share Purchase Agreement. Additionally, the Share Purchase Agreement provided that, in the event we do not close a financing with minimum gross proceeds of $5,000,000 at not less than $1.00 per share on or before July 31, 2005, the Sellers would have the right to repurchase EEI. Since we were able to close on a financing of $5,700,000 on August 8, 2005, this option was waived by the Sellers.

On June 13, 2005, Terax cancelled 99,650,000 shares issued to Bill Chester, without consideration. These shares were part of 105,225,000 which were acquired by Mr. Chester in March 2005 from Joseph Wilson, a former officer of Terax. These shares were originally issued to Mr. Wilson at various times from October 2000 through August 2003 and treated for accounting purposes as having been issued as founder shares, for services rendered, for cash, and for settlement of debt. Of the 105,225,000 shares acquired by Mr. Chester in October 200 and August

2003, Mr. Chester subsequently sold 5,000,000 to another officer of Terax. In June 2005, to facilitate the Company’s private placement offering, Mr. Chester agreed to cancel 99,650,000 shares held by him and retained 500,000 shares, which he subsequently deposited into escrow pursuant to the Management Stock Pool Agreement dated June 7, 2005. There were no additional terms with respect to such Mr. Chester’s agreement to cancel the 99,650,000 shares.

NOTE 4 – MANAGEMENT STOCK BONUS PLAN

On June 7, 2005, Terax created a senior management stock bonus plan entitled the Management Group Stock Pool Agreement, pursuant to which management agreed to the escrow, lock-up, performance criteria and return to treasury provisions of the Stock Pool Agreement, to ensure that management has the proper incentives to enhance the Company’s performance. An aggregate of 5,500,000 shares held by Messrs. Rhea and Chester were deposited into escrow to be held pursuant to the terms of the Stock Pool Agreement. While in escrow the shares remained in the names of Messrs. Rhea and Chester and were treated as part of our issued and outstanding shares but were not included in the computation of earnings per share. If and when these shares are returned to Messrs. Rhea and Chester, they will be included in the computation of earnings per share.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to June 30, 2005, Terax issued 570,000 units at a price of $10.00 per unit for gross proceeds of $5,700,000. Each unit consists of 8 shares of common stock and 4 warrants.

Subsequent to June 30, 2005, Terax acquired approximately 5,200 additional gross acres of oil and gas leasehold interests in Erath and Comanche Counties, Texas.

II. FOLLOWING ARE THE CHANGES TO THE FORM 10-QSB

Terax Energy, Inc.
(a Exploration Stage Company)
Statements of Operations
(Unaudited)

	Three-Months Ended		Nine-Months Ended		October 17,
					2000
	March 31,		March 31,		(Inception) to
	2006	2005	2006	2005	March 31, 2006

Revenue	$-	$-	$-	$-	$-

Expenses:
Depreciation expense	7,475	-	10,864	-	10,864
Investor relations expenses	25,821	-	136,895	-	136,895
Professional fees	409,139	-	748,061	-	748,061
Payroll expense	128,168	-	1,158,807	-	1,158,807
General and administrative	269,100	3,531	428,985	5,942	518,044
expenses
Total expenses	839,703	3,531	2,483,612	5,942	2,572,671

Net operating (loss)	(839,703)	(3,531)	(2,483,612)	(5,942)	(2,572,671)

Other income (expense):
Dividend income	43,902	-	74,841	-	74,841
Interest (expense)	(460,702)	-	(493,251)	-	(493,251)
Loss on derivative liability	(13,115,985)	-	(13,115,985)	-	(13,115,985)
Other	(243)	-	(25,878)	-	(25,878)
Total other income	(13,533,028)	-	(13,560,273)	-	(13,560,273)
(expenses)

Net (loss)	$(14,372,731)	$(3,531)	$(16,043,885)	$(5,942)	$(16,132,944)

Net (loss) per share	$(0.26)	$(0.00)	$(0.33)	$(0.00)

Weighted average number of
common shares outstanding
basic and fully diluted	54,763,418	144,225,000	48,679,913	144,225,000

The Accompanying Notes are an Integral Part of These Financial Statements

Note 2 – Stockholders' Equity

Sale of Securities

From August 8, 2005 through September 14, 2005, the Company issued 739,000 Units at a price of $10.00 per Unit for gross proceeds to the Company of $7,390,000. Each Unit consists of eight shares of the Company’s common stock and four non-transferable share purchase warrants. Each warrant is exercisable at a price of $1.75 per share, subject to acceleration upon certain conditions. The value of the warrants, using the Black Scholes method of calculation, was $1,192,608. In addition, the Company incurred fees totaling $285,000 in connection with the offering.

With respect to Units discussed above, the Company agreed to use its best efforts to file a registration statement with the Securities and Exchange Commission (the "SEC") on or before March 14, 2006 to register the shares of common stock sold in the offering and issuable upon exercise of the warrants. In addition, the Company agreed to use its best efforts to cause the registration statement to be declared effective by the SEC as soon as practicable after filing. The Company filed the registration statement with the SEC on March 9, 2006. In the event the registration statement is not declared effective, the Company is not obligated to pay any liquidated damages and there are no requirements to settle in cash if the Company cannot deliver register shares.

The Company evaluated the application of Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issues Task Force (“EITF”) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” for the units issued. Based on the guidance of SFAS No. 133 and EITF 00-19, Terax concluded that these instruments were not required to be accounted for as derivatives.

On February 7, 2006, the Company entered into securities purchase agreements to sell to four institutional investors an aggregate of 12,805,600 shares of the Company’s common stock and warrants to purchase an additional 12,805,600 shares of common stock, for an aggregate purchase price of $16,007,000. The unit purchase price of the common stock and corresponding warrant was $1.25. The warrants are exercisable at an exercise price of $1.50 per share and expire on February 6, 2011. The Company has the right to require exercise of all of the warrants in the event that (i) a registration statement registering the resale of the warrants is then in effect and (ii) the volume weighted average trading price per share of the Company’s common stock for each of the previous thirty trading days is in excess of $2.50.

The aggregate commissions paid in connection with the February 7, 2006 private placement were approximately $862,120. In addition, warrants to purchase 574,120 shares of common stock, identical to those sold to the investors, except with an exercise price of $1.25 per share were issued to the placement agent. The pricing of the securities was agreed to with the lead institutional buyer in early January 2006 when the Company’s stock was trading in the $1.75 range and represents an approximate 30% discount to the market price at that time.The fair value of the warrants, as determined using the Black Scholes pricing model, issued to the placement agent was $1,198,353 and was recorded as an equity issuance cost and is reflected in the balance sheet as a reduction to paid-in capital.

With respect to February 7, 2006 private placement, the Company also entered into registration rights agreements with the investors to register the resale of the shares of common stock sold in the offering and issuable upon exercise of the warrants. Subject to the terms of the registration rights agreement, the Company is required to file the registration statement with the Securities and Exchange Commission within 30 days of the closing, to use its best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 (the “Act”) within 60 days following the closing date of the offering, or 120 days following the closing of the offering if the registration statement is reviewed by the Securities and Exchange Commission. In the event the registration statement is not filed or declared effective when due, the Company is obligated to pay the investors liquidated damages in the amount of 1.5% of the purchase price for each month in which the Company is in default. See Form 8-K filed on February 7, for a more detailed explanation of the transaction.

The Company is accounting for the warrants associated with the sale of its common stock in the February 7, 2006 private placement, in accordance with SFAS 133 “Accounting for Derivative instruments and Hedging Activities” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock”. The accounting treatment of these derivative financial instruments requires that the Company record the derivatives at their fair values as of the date of the sale of the common stock and at fair value as of each subsequent balance sheet date as a liability. At February 7, 2006 the proceeds were allocated between the common stock and the warrants. The allocation was based on the value of the common stock issued utilizing the closing price of the common stock on February 7, 2006 and the fair market value of the warrants as determined using the Black Scholes pricing model. The proceeds were allocated $7,099,291, to the fair value of the warrants and recorded as a liability, and the remaining $8,907,709 was allocated to the common stock. The allocated value of the common stock was recorded as $8,894,903 in additional paid in capital, and $12,806 in common stock. The Company is required to record the unrealized changes in fair value in subsequent periods as an adjustment to the current liability with unrealized changes in the fair value of the derivative reflected in the statement of operations as “(gain)/loss on derivative liabilities”. The Company estimates fair value using the Black Scholes option pricing model. This model requires the use of estimates such as the expected holding period, the expected future volatility of the Company’s common stock and the risk-free rate of return over the holding period. These estimates directly affect the reported amounts of the derivative instrument liabilities. The fair value of the warrants at February 7, 2006, was $27,045,484. The fair value of the warrants which exceeded the allocated purchase price was $18,747,840 and was recorded in the statement of operations as a loss on derivative liability. The significant assumptions used in the valuation were: the exercise price as noted above; Terax’s common stock price on February 7, 2006, which was $2.65; expected volatility of 79.92%; risk free interest rate of approximately 4.5%, and a term of 5 years. At March 31, 2006 the fair value of the warrants was again determined utilizing the Black Scholes valuation model. The fair value of the warrants at March 31, 2006 was $21,413,629. The significant assumptions used in the valuation were: the exercise price as noted above; Terax’s common stock price on March 31, 2006, which was $2.20; expected volatility of 79.35%; risk free interest rate of approximately 4.8%, and a term of four years and eight months. The resulting unrealized change in fair value of $5,631,855 from February 7, 2006 to March 31, 2006 was recorded in the statement of operations as a gain on derivative liability resulting in a net loss on derivative liability for the period of $13,115,985.

Stock Return to Treasury

In March 2005, Mr. Chester acquired 105,150,000 shares which had been previously issued by the Company from October 2000 through August 2003 from one of our former officers. Subsequently, Mr. Chester sold 5,000,000 shares to Mr. Rhea.

On June 7, 2005, Mr. Rhea and Mr. Chester returned, without consideration, 5,000,000 and 500,000 shares, respectively, to the treasury pursuant to a Management Stock Pool Agreement which is discussed below.

On June 13, 2005, to facilitate our private placement offering, discussed below, Mr. Chester agreed to cancel 99,650,000 shares held by him.There were no additional terms with respect to such Mr. Chester’s agreement to cancel the 99,650,000 shares.

Management Compensation

          Management Group Stock Plan

Pursuant to the terms of the Management Stock Pool Agreement between the Company and certain of its officers and directors dated June 7, 2005, the officers and directors agreed that in the event of resignation or, in the event of termination for cause, the officers and directors would forfeit the opportunity to earn any additional stock under the plan.

On October 26, 2005, Mr. Chester resigned his positions of Director and Vice President of the Company. As provided for in the Management Group Stock Agreement, Mr. Chester’s resignation resulted in forfeiture to earn 500,000 shares under the Plan.

On November 10, 2005, Mr. Rhea was terminated for cause and was removed as officer and director of the Company. As provided for in the Management Group Stock Agreement, Mr. Rhea’s termination resulted in forfeiture to earn 5,000,000 shares under the Plan.

On February 2, 2006 the Company and certain current and former directors, officers and agents of the Company entered into a Master Compromise and Settlement Agreement with J. William Rhea, IV pursuant to which the parties resolved all outstanding claims between them. As part of the resolution, 800,000 shares of the Company’s common stock issued to Mr. Rhea. In addition, the Company paid Mr. Rhea $800,000 on account of compensation due to him under his employment agreement with the Company.

There are currently no shares held in escrow which are subject to the Management Group Stock Plan.

          Management Stock and Options Grants

On October 17, 2005, the Company hired a VP of Operations on an “at will” basis. In addition the Company agreed to issue options to acquire 500,000 in common stock at a price of $2.80 per share for a period of 5 years. The options will vest in equal amounts, over three years from the date of issue.

On November 15, 2005, the Company hired a Chief Financial Officer and interim Chief Executive Officer on an “at will” basis. The Company has agreed to issue 500,000 shares of common stock as a stock bonus.

On February 8, 2006, the Company retained the services of a Controller and Chief Accounting Officer on an “at will” basis. The Company has agreed to issue 200,000 shares of common stock as a stock bonus to be earned 100,000 at December 31, 2006 and 100,000 at December 31, 2007. In addition the Company has agreed to issue options to acquire 200,000 shares of common stock at a price of $2.43 per share for a period of 5 years. The options will vest in equal amounts, over two years from the date of issue.

The holders of the stock and option grants discussed above have agreed to waive their rights to the stock and option grants provided that the 2006 Incentive Stock Plan is approved by the Company's shareholders. Upon the approval in May 2006 by shareholders owning a majority of the Company’s Stock, the holders waived their rights to the stock and option grants. The 2006 Incentive Stock Plan is discussed below.

Satisfaction of our cash obligations for the next 12 months.

Our oil and gas properties do not have any commercial production. We have no history of earnings or cash flow from our operations. A critical component of our operating plan impacting our continued existence is to efficiently manage the costs associated with exploratory drilling efforts, our ability to obtain additional capital through additional equity and/or debt financing, and JV or WI partnerships will also be important to our expansion plans. In the event we experience any significant problems assimilating acquired assets into our operations or cannot obtain the necessary capital to pursue our strategic plan, we may have to significantly curtail our operations. This would materially impact our ability to continue operations.

We will need additional capital to proceed with the current phase of our operations and the continued field development of our Erath County properties

Over the next twelve months, our existing capital combined with cash flow from operations will be not be sufficient to sustain operations and our planned expansion.

We may incur operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development and production, particularly companies in the oil and gas industry. Such risks include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business and marketing strategy, continue to develop and upgrade technology and products, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

All of the leases purchased by the Company are paid up oil and gas leases which do not require future payments. If we begin production of oil or natural gas on a lease before the end of the primary lease term , we may retain that lease without additional cost. If production is established, we are required to pay the leaseholder a portion of the oil or gas production as “royalty payments”which ranges from 16.66% to 21.5%. If production is not established during the primary term of the lease, in most cases, we have the right but not the obligation to extend the lease for an additional 2 years by making an additional lump sum payment to the leaseholder, as provided for in each lease. If oil and gas production is not established within the additional two years period, the lease is returned to the leaseholder and we have no additional rights to the lease.

The following table summarizes the maximum additional lease option payments by quarter that would be required to be made by the Company if it was to choose to extend the leases by making these additional payments.

Period	Erath County	Comanche County	Total

2nd Quarter 2007	$0.00	$2,715,075.43	$2,715,075.43

3rd Quarter 2007	$565,068.50	$141,987.50	$707,056.00

4th Quarter 2007	$75,836.25	$0.00	$75,836.25

1st Quarter 2008	$0.00	$0.00	$0.00

2nd Quarter 2008	$0.00	$0.00	$0.00

3rd Quarter 2008	$167,064.00	$173,367.22	$340,431.22

4th Quarter 2008	$144,126.35	$238,018.69	$382,145.04

1st Quarter 2009	$0.00	$0.00	$0.00

2nd Quarter 2009	$9,300.00	$0.00	$9,300.00

		Grand Total	$4,229,843.94